[Chapman and Cutler LLP Letterhead]

February 15, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on December 13, 2021 (each a “Registration Statement” and collectively the “Registration Statements”). The Registration Statements relate to the Innovator Buffer Step-Up Strategy ETF and Innovator Power Buffer Step-Up Strategy ETF (each a “Fund” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff requests confirmation that the Funds’ next filing will consist of a full registration statement, including all required exhibits. The Staff also requests the Funds provide a completed draft of the Registration Statements as soon as possible but at least 5 days prior to effectiveness of the Registration Statements.

Response to Comment 1

The Registrant confirms that the next filing by the Funds will consist of a full registration statement. The Funds also confirm it will provide completed draft Registration Statements to the Staff more than 5 days prior to effectiveness of the Registration Statements.

Comment 2 – General

Please confirm to the Staff that the Funds will comply with Rule 6c-11 of the Investment Company Act of 1940, as amended (the “1940 Act”) upon effectiveness, and includes the necessary disclosure to be in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 2

The Funds confirm each will comply with Rule 6c-11 upon effectiveness and will include the necessary disclosure as required by the Rule and Form N-1A.

Comment 3 – General

If the Fund determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Fund’s views as they apply to the Registration Statements’ facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 3

The Fund confirms it will provide the requested analysis to the extent any comments are declined.

Comment 4 – Name of the Funds

The Staff notes each Fund uses the term “Step-Up” in its name and that “step up” is a type of security. Please explain to the Staff in supplemental correspondence how this is not materially deceptive or misleading in light of each Fund’s investment strategy. With respect to the term “Step-Up”, the Staff requests the Funds add clarification in the text of the prospectus. The Staff notes that “Step-Up” also suggests a certain level of protection. To the extent the disclosure indicates that there is any protection, the Staff requests the Funds revise those sections to make clear that there is no guarantee of any protection.

Response to Comment 4

The Funds do not believe the use of the term “Step-Up” in each Fund’s name is materially deceptive or misleading. First, each Fund uses the term “Strategy” in the name, which is consistent with numerous name formulations by other registrants as a modifier to a type of security in relation to Rule 35d-1 of the 1940 Act1. Each of the Fund’s names refer to a “Buffer” that is modified the terms “Step-Up” and “Strategy”. Further, the Funds elaborate on the meaning of “Step-Up” in its investment strategies, and to the extent such explanation is insufficient in the Staff’s view, the Funds have revised the disclosure in accordance with the comments provided herein to provide sufficient clarity regarding the functionality of the “Step-Up” mechanism. To the extent the disclosure indicates any type of protection, such sections have been revised to provide that there is no guarantee of protection. Each change is reflected in the revised prospectuses in Exhibit A (Innovator Buffer Step-Up Strategy ETF) and Exhibit B (Innovator Power Buffer Step-Up Strategy ETF) attached hereto.

1

See e.g., ProShares Bitcoin Strategy ETF; VanEck Bitcoin Strategy ETF; Beacon Accelerated Return Strategy Fund; iM DBi Managed Futures Strategy ETF; iShares Commodity Dynamic Roll Strategy ETF; Simplify Macro Strategy ETF; Simplify Gold Strategy ETF; Simplify Commodity Strategy ETF; Simplify Tail Risk Strategy ETF.

Comment 5 – Rule 156

The Staff requests the Funds explain in supplemental correspondence why, with respect to “Step-Up” and “Buffer”, Rule 156 under the Securities Act of 1933, as amended (the “1933 Act”) is not implicated.

Response to Comment 5

Rule 156 makes it “unlawful for any person . . . to use sales literature which is materially misleading in connection with the offer or sale of securities issued by an investment company.”2 Sales literature is materially misleading if it: (1) contains an untrue statement of a material fact or (2) omits to state a material fact necessary in order to make a statement made, in the light of the circumstances of its use, not misleading.3

As a preliminary matter, the Funds do not believe that Rule 156 under the 1933 Act is applicable to using the terms “Step-Up” and “Buffer” in each Fund’s prospectus. Rule 156 governs information contained in “sales literature” (as defined by Rule 156) and not the Registration Statements. However, to the extent the Funds use the terms “Step-Up” and “Buffer” in sales literature, the Funds believe that such sales literature will comply with Rule 156. Under Rule 156, whether a statement is misleading depends on an evaluation of the context in which it is made. Rule 156 outlines situations in which a statement could be misleading, including: (1) general factors that could cause a statement to be misleading; (2) representations about past or future investment performance; and (3) statements involving a material fact about the characteristics or attributes of an investment company.4 Rule 156 “does not prohibit or permit any particular representations or presentations”5 but rather generally provides guidance on the use of misleading sales literature by reiterating “pertinent statutory provisions of the federal securities laws applicable to sales literature.”6 Innovator currently uses the term “Buffer” in its sales literature and, consistent with previous correspondence with the Staff, Innovator confirms it will not violate Rule 156 with respect to the Funds usage of the term “Buffer.” Innovator also confirms that with respect to the term “Step-Up” it will use the terminology consistently with the guidelines of Rule 156 and such usage will not be misleading in the Funds’ sales literature.

Comment 6 – Names of the Funds

The Staff requests the Funds, in supplemental correspondence, explain why the term “Buffer” in the name is not materially misleading.

2	17 CFR § 230.156(a).
3	Id.
4	17 CFR § 230.156(b)(1)-(3).
5	SEC Release No. 33-9416.
6	SEC Release No. 33-6140.

Response to Comment 6

The Funds do not believe the term “Buffer” in the name is materially misleading. Each of the Funds explain the “Buffer” strategy provided by the Funds in the respective investment strategies disclosure, and to the extent the Staff has deemed such explanation insufficient, the Funds have revised the disclosure in accordance with Staff comments as shown in Exhibit A and Exhibit B. Additionally, the Funds seek to provide a Buffer against losses through the implementation of its investment strategies. Innovator’s defined outcome funds use the term “Buffer” in the name of such funds and Innovator believes such usage here is consistent and appropriate. The “Buffer” protects shareholders from a specified percentage of initial losses (9% or 15%, for example) through the usage of an options package. The Funds use a similar options package as the Innovator defined outcome funds. However, as described in each Funds’ prospectus, unlike the defined outcome investment strategy, the Funds do not seek to provide shareholders with the Buffer over any specified time period. Instead, the Sub-Adviser will seek to opportunistically manage its investment exposures by periodically terminating its FLEX Options investments earlier than its one-year expiration and immediately resetting its portfolio for one-year periods At monthly intervals, the Fund’s Sub-Adviser can, based upon market conditions, determine to reset the Funds’ one year option packages to, in turn, reset the Buffer. For example, if the Innovator Buffer Step-Up Strategy ETF performance is down 8% at the end of a month, the Fund’s Sub-Adviser may make a determination to reset its options package such that the Fund’s performance is not subject to only 1% of Buffer remaining protection. After a reset, the same level of protection (i.e. 9% or 15%) would be provided for another one-year period, subject to a determination to conduct an earlier reset. The Funds believe that the term “Buffer” in the Funds’ respective names, as modified by the term “Strategy”, appropriately references the protection sought against initial losses and is therefore not materially misleading in light of the Funds’ respective investment strategies.

Comment 7 – General

The Staff notes certain disclosure regarding the term “protection”. The Staff requests that any disclosure regarding the term “protection” be revised to make clear that there is no guarantee of success that such protection will be provided.

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment. Please see Exhibit A and Exhibit B.

Comment 8 – Principal Investment Strategies

For the Innovator Power Buffer Step-Up Strategy ETF, with respect to the term “Power” in the Fund’s name, briefly clarify what the term “Power” means in the Principal Investment Strategies.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment. Please see Exhibit B.

Comment 9 – Principal Investment Strategies

The Staff requests additional clarification as to how the Funds operationally work. With regards to the buffer, please clarify how the buffer works and any timing considerations. The Staff notes an example could be added to help a reasonable investor understand how the Funds function.

Response to Comment 9

The disclosure has been revised in accordance with the Staff’s comment. Please see Exhibit A and Exhibit B. Additionally, an example has been added to the “Additional Information About the Fund’s Principal Investment Strategies” to show the Fund’s operationality.

Comment 10 – General

The Staff notes that these Funds differ from the defined outcome products currently offered by Innovator. Please explain in supplemental correspondence the advantages and disadvantages of the Funds versus those funds.

Response to Comment 10

The Funds are similar to, but distinctly different from, the defined outcome products offered by Innovator. Each seeks to provide initial protection against losses of a specified exposure, and to pay for such protection will give up gain participation. The defined outcome products are distinguished with the Funds in that the outcome periods for the defined outcome funds are set for annual or quarterly periods, depending on the defined outcome fund. Each defined outcome fund has an outcome period with a specified start date and end date, and will provide outcomes within a specified band of buffer and caps. The Funds, on the other hand, do not use an outcome period and does not seek to provide specified level of performance certainty. Rather, utilizing similar options package, the Funds seek to opportunistically reset options packages to provide additional upside participation or downside protection.

Comment 11 – Principal Investment Strategies

The Staff requests the operationality of the buffer be explained further and revise the text to clarify that no protection is guaranteed. For example, when does the buffer begin, and when does it apply, what is the period for determining the buffer given the Funds’ ability to reset, what buffer will a shareholder realize, how long will a shareholder need to hold shares of the Funds in order to receive the benefit of the buffer, will any shareholders not receive the buffer, and will any fees reduce the buffer? Additionally, please explain in the text why the Funds use the term “approximate” with respect to the level of the Buffer provided. Explain supplementally, why Innovator has not established a firm goal for the sought-after downside protection.

Response to Comment 11

In accordance with the Staff’s comment, the disclosure regarding the Funds’ respective Buffer and Power Buffer has been revised, as shown in Exhibit A and Exhibit B. The disclosure has also been revised to contemplate a firm goal of protection that the Buffer and Power Buffer seek to provide, respectively.

Comment 12 – Buffer and Cap Changes

The Staff requests the Funds, in supplemental correspondence, inform the Staff as to how it will inform shareholders and the Commission how and when the buffer and caps change.

Response to Comment 12

As described in the prospectus, the Sub-Adviser will employ an active hedging strategy that seeks to mitigate the risk of significant declines in the price return of the Underlying ETF through the usage of option contracts. While each Funds’ options portfolio is similar to other ETFs sponsored by Innovator that employ a “defined outcome” investment strategy, the Funds do not operate as defined outcome funds. Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security over a specific period of time. However, unlike other ETFs that utilize a defined outcome investment strategy, the Fund does not seek to provide shareholders with a buffer or cap over any specified time period. The Funds’ sub-adviser will actively review the performance of each Fund at each month-end and consider market volatility, time remaining until the expiration of the FLEX Options contracts and strike prices of the replacement FLEX Options contracts to evaluate whether to reset a Funds’ respective options portfolio for new one-year periods. As a result of the potential frequency the resetting of the Funds’ respective one-year options packages, Innovator does not believe that an ongoing one-year buffer or cap disclosure would appropriately reflect the future potential performance of the Funds and would be potentially misleading. Due to the “step-up” resetting features of the Funds, it is very unlikely that the options will be held until expiration. As a result, Innovator does not intend to provide ongoing buffer and cap information to shareholders in the manner that the currently provide for their defined outcome suite of funds.

Comment 13 – Principal Investment Strategies

The Staff notes the following disclosure in the Fund’s principal investment strategies and principal risks sections, respectively:

“Conversely, during periods in which the S&P 500 appreciates, the Fund seeks to participate in the gains experienced by the S&P, however if the S&P 500 appreciates beyond the strike price of the sold call options, the Fund will likely not experience such increase to the same extent, and may underperform the S&P 500 over certain periods of time.”

“In order to provide the buffered protection, the Fund’s strategy is subject to maximum gains unless and until the Sub-Adviser rebalances the Fund’s FLEX Options Portfolio.”

In the first disclosure referenced above, should the disclosure be revised to “won’t experience” instead of “will likely not experience”? Additionally, the Staff requests the Funds review the above disclosure and revise to ensure the disclosure regarding the ability to experience gains is consistent and accurate.

Response to Comment 13

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 14 – Principal Investment Strategies

The Staff notes the following disclosure in the principal investment strategies section:

“The Fund’s Options Portfolio is created to rebalance at its expiration, at which time a new set of FLEX Options would replace the existing FLEX Options package, with new strike prices and expiration dates for the call and put options.”

“To the extent the Fund’s performance experiences increases (generally a range from 2% to 6%) or decreases (generally a range from -1% to -5%), the Sub-Adviser will seek to actively lock in any gains experienced or buffer used by resetting the Fund’s Options Portfolio. The Fund will therefore “step-up” the Funds upside potential and buffer protection by selling its existing Options Portfolio and purchasing a new Options Portfolio to reset the Fund’s anticipated buffer and S&P 500 upside participation.”

Please confirm the Funds’ strategy for holding options for the duration of the period and reconcile and revise as necessary.

Response to Comment 14

The Funds will enter into options contracts that last for one year. If market conditions are such that the Sub-Adviser determines it is advantageous to “Step-Up” the Funds’ upside potential and downside protection, the Funds will sell the current options package and enter into a new options package with a one year period. By way of an example, if three-months into the original options contract (nine months until expiration) the Sub-Adviser sells the Funds’ options package, it will enter into a new options package that expires one year later. In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 15 – Principal Investment Strategies

The Staff requests clarification as to what “actively lock-in” means in plain English in the below disclosure:

“To the extent the Fund’s performance experiences increases (generally a range from 2% to 6%) or decreases (generally a range from -1% to -5%), the Sub-Adviser will seek to actively lock in any gains experienced or buffer used by resetting the Fund’s Options Portfolio.”

Response to Comment 15

The term “actively lock-in” has been deleted and the disclosure has been revised in accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 16 – Principal Investment Strategies

The Staff notes the following disclosure:

“The Fund seeks to achieve its investment objective by investing at least 80% of its net assets (including borrowings for investment purposes) in (i) the equity securities that comprise the S&P 500 Index or in one or more ETFs that seeks to track the performance of the S&P 500 (each an “Underlying ETF”) (such holdings the “Underlying ETF Portfolio”) and (ii) in exchange-traded options contracts on an Underlying ETF (the “Options Portfolio”).”

The Staff notes that there are three baskets, not two in the 80% policy and it should be broken up to reflect all three baskets. The Staff further requests that the Funds indicate the ETFs in which the Fund is going to invest in the “Additional Information About the Fund’s Principal Investment Strategies” section. Further, if one ETF presents more risks than another ETF, any such additional attendant risks of such ETF should be disclosed. If there is an allocation policy with respect to the three baskets that comprise the 80% policy, the Staff requests such policy is disclosed. Can a Fund’s position in a stock be over-weighted or under-weighted versus that of the S&P 500 Index? Any allocation scheme, and any corresponding risks, should be disclosed.

Response to Comment 16

The Fund will pursue its investment objective through the usage of FLEX Options on the Underlying ETF only, and as such the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 17 – Principal Investment Strategies

The Staff requests, in supplemental correspondence, an explanation as to why the Funds intend to use FLEX Options versus standardized options. Since this is a typical hedged equity strategy, why are the Funds using FLEX Options rather than standardized exchange-traded options. The Staff notes FLEX Options can have more risks and be less liquid. Please also explain why FLEX Options are being used in light of the possible monthly resets.

Response to Comment 17

Innovator believes that FLEX Options provide the Funds and shareholders with the opportunity for more favorable pricing and option terms. FLEX Options on the Underlying ETF are exchange-traded and are viewed by Innovator and other market participants as a subset of other listed options with no difference in underlying liquidity. While FLEX Options are traded differently than standardized options contracts, Innovator believes that liquidity in the FLEX Options market for the Underlying ETF is sufficiently liquid, as demonstrated by its successful operation of defined outcome funds that use the Underlying ETF as the reference asset. Every FLEX Option order submitted to Cboe options exchanges is exposed to a competitive auction process for price discovery. The process begins with a request for quote (“RFQ”) in which the interested party establishes the terms of the FLEX Options contract.  The RFQ solicits interested market participants, including on-floor market makers, remote market makers trading electronically, and member firm traders, to respond to the RFQ with bids or offers through a competitive process. This solicitation contains all of the contract specifications—underlying, size, type of option, expiration date, strike price, exercise style and settlement basis.  During a specified amount of time, responses to the RFQ are received and at the end of that time period, the initiator can decide whether to accept the best bid or offer. The process occurs under the rules of Cboe options exchanges which means that customer transactions are effected according to the principles of a fair and orderly market following trading procedures and policies developed by Cboe options exchanges. Through its existing defined outcome series of funds, Innovator has successfully utilized FLEX Options without liquidity or pricing issues.

Comment 18 – Principal Investment Strategies

The Staff notes the following disclosure:

“The Sub-Adviser will employ an active hedging strategy that seeks to mitigate the risk of significant declines in the S&P 500, principally through the use of option contracts.”

The Staff requests additional disclosure be added to explain what else might be used to mitigate downside risks, or that “principally” be deleted to accurately reflect the Fund’s investment strategy.

Response to Comment 18

The reference to “principally” has been deleted in the above-referenced disclosure, as all mitigation of downside risk will be provided through the use of option contracts. In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 19 – Principal Investment Strategies

The Staff requests the Funds revise the principal investment strategies section to clarify, using plain English principles, all of the purposes for which the options contracts will be used as part of the principal investment strategies and clarify which options will be used. Will the options be used for enhanced returns and/or speculative purposes? If there is any allocation between the options contracts please clarify. Clarify how the options will provide upside exposure or downside protection and how they will provide any income.

Response to Comment 19

The disclosure has been revised in accordance with the Staff’s comment as reflected in Exhibit A and Exhibit B.

Comment 20 – Principal Investment Strategies

The Staff notes there are consistent references to the term “strike price.” Clarify in plain English what “strike price” means so that a reasonable shareholder may understand.

Response to Comment 20

The Funds note the Registration Statements each contain the below disclosure which defines what the “strike price” means:

“An option contract gives the purchaser of the option, in exchange for the premium paid, the right to purchase (for a call option) or sell (for a put option) the underlying asset at a specified price (the “strike price”) on a specified date (the “expiration date”).”

The Funds believe this disclosure is sufficiently described in plain English so that a reasonable shareholder may understand what the “strike price” is.

Comment 21 – Additional Risks

The Staff requests the Funds enhance its disclosure regarding the exposure to loss that the Fund may be exposed to due to the implementation of this options strategy. Enhance the disclosure between the correlation between the Underlying ETF and the Funds. If there is any impact of the notional value on the options strategy, please contemplate in the risks.

Response to Comment 21

The Fund has revised its disclosure in accordance with the Staff’s comment, as reflected in Exhibit A and Exhibit B.

Comment 22 – Principal Investment Strategies

The Staff notes the following disclosure:

“The degree of participation of S&P 500 gains will depend on prevailing market conditions, especially market volatility, at the times the Fund enters into the FLEX Options.”

The Staff requests additional clarity regarding this disclosure. Are there any rules of thumb that the Funds will use, will more volatility result in less upside participation?

Response to Comment 22

The Funds respectfully decline to revise the above-referenced disclosure. Similar disclosure appears throughout the defined outcome strategy funds, and the believes additional disclosure would be duplicative and unnecessary.

Comment 23 – Principal Investment Strategies

The Staff requests the Funds provide additional disclosure as to the Fund’s participation in S&P upside exposure before fees and after fees.

Response to Comment 23

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 24 – Principal Investment Strategies

The Staff requests clarification as to whether the Funds are going to receive dividend payments from the Underlying ETFs and/or constituent securities. Please revise or advise.

Response to Comment 24

The prospectus has been revised in accordance with the Staff’s comment. See Exhibit A and Exhibit B.

Comment 25 – Principal Risks

The Staff notes the following disclosure and requests the Funds enhance such disclosure to provide more clarity:

“In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, there may be little or no ability for that investor to experience an investment gain on their Shares until the Sub-Adviser rebalances the Fund’s FLEX Options Portfolio, which is not guaranteed.”

Response to Comment 25

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 26 – Principal Investment Strategies

Regarding the Sub-Adviser’s evaluation of whether to reset the Funds’ options packages, the Staff requests additional clarification as to what the review process entails and what criteria the Sub-Adviser will use in determining whether to reset.

Response to Comment 26

The Funds have revised the above-referenced disclosure consistent to the Staff’s comment, as reflected in Exhibit A and Exhibit B.

Comment 27 – Principal Investment Strategies

The Staff notes the following disclosure and requests the Funds revise to clarify the Fund is referring to when considering the Fund’s performance (i.e. market price or net asset value):

“To the extent the Fund’s performance experiences increases (generally a range from 2% to 6%) or decreases (generally a range from -1% to -5%), the Sub-Adviser will seek to actively lock in any gains experienced or buffer used by resetting the Fund’s Options Portfolio.”

Response to Comment 27

In accordance with the Staff’s comment, the disclosure has been revised to reference net asset value performance as reflected in Exhibit A and Exhibit B.

Comment 28 – Principal Investment Strategies

The Staff notes that the Funds inconsistently reference investing in a singular ETF and investing in multiple ETFs. Please clarify and revise for consistency. Additionally, please ensure the risks regarding the Underlying ETF include disclosure about duplicative fees of investing in ETFs.

Response to Comment 28

The Fund will no longer invest directly in ETFs. Accordingly, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 29 – Principal Investment Strategies

The Staff notes the Funds reference that each Fund has significant exposure to the information technology sector. Please confirm this is accurate and does not need to be expanded and revise as necessary.

Response to Comment 29

The Funds confirm this reference is accurate and does not need to be revised.

Comment 30 – Principal Risks

The Staff notes the following disclosure in the introduction to the Funds’ principal risks:

“The order of the risk factors set forth below does not indicate the significance of any particular risk factor.”

The Staff requests this disclosure be deleted and that the risks be prioritized in order of importance and not alphabetically, consistent with former Director of Division of Management Dalia Blass’ 2018 remarks.

Response to Comment 30

The above-referenced disclosure has been deleted in accordance with the Staff’s comment, as reflected in Exhibit A and Exhibit B.

Comment 31 – Principal Risks

The Staff believes each Fund should add a “Buffer Risk” given the Fund’s investment strategies. Please revise or advise.

Response to Comment 31

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 32 – Principal Investment Strategies

The Staff notes the following disclosure:

“A shareholder may lose their entire investment. In the event an investor purchases Shares after the FLEX Options were entered into or sells Shares prior to the expiration of the FLEX Options, the buffer that the Fund seeks to provide may not be available.”

The Staff requests clarity regarding how the buffer works operationally with respect to the expiration dates, the reset, etc. FLEX Options are just one component of the 80% strategy, if the FLEX Options fail would the entire investment be lost? The Staff requests the Funds review and revise the disclose as needed.

Response to Comment 32

The above-referenced disclosure has been revised in accordance with the Staff’s comment. Please see Exhibit A and Exhibit B.

Comment 33 – Principal Risks

The Staff believes a separate “Step-Up Strategy Risk” is appropriate given the Fund’s investment strategies. Please revise or advise.

Response to Comment 33

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 34 – Principal Risks

The Staff notes the below disclosure:

“In order to provide the buffered protection, the Fund’s strategy is subject to maximum gains unless and until the Sub-Adviser rebalances the Fund’s FLEX Options Portfolio.”

The Staff requests the Funds clarify what is meant by “maximum gains” and how does it apply to individual investors when they buy and sell shares of the Fund?

Response to Comment 34

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 35 – Principal Risks

The Staff notes the below disclosure in the Fund’s “Clearing Member Default Risk”

“Transactions in some types of derivatives, including FLEX Options, are required to be centrally cleared.”

The Staff notes that FLEX Options appear to be the only derivative used, and requests the risk be revised to reflect that fact.

Response to Comment 35

The above-referenced disclosure has been revised in accordance with the Staff’s comment. See Exhibit A and Exhibit B.

Comment 36 – Principal Risks

The Staff requests the Funds briefly clarify its “Equity Securities Risk” to detail what type of equity securities the Funds will invest in.

Response to Comment 36

The Fund will no longer invest in equity securities and will only have exposure to equity securities through its usage of FLEX Options that reference the Underlying ETF. The disclosure has been updated to reflect such change, as reflected in Exhibit A and Exhibit B.

Comment 37 – Principal Risks

The Staff notes that the Funds’ “Investment Objective Risk” only focuses on FLEX Options. The Staff requests this disclosure be expanded to consider the other components of the Funds’ investments.

Response to Comment 37

The Fund will only invest in FLEX Options that reference the Underlying ETF, and therefore respectfully declines to revise this disclosure.

Comment 38 – Investment Objective

The Staff notes the following disclosure in the Funds’ prospectus, and asks that the disclosure be revised to be consistent:

“The Fund seeks long-term capital gains while mitigating overall market risk.”

“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide risk-managed investment exposure to the S&P 500 Index (the “S&P 500”) through an active hedging strategy.”

“There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a total return that correlates to increases of the S&P 500 over time.”

Response to Comment 38

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 39 – Fee Table

The Staff requests the second sentence of the “Fees and Expenses of the Fund” subsection be bolded to be consistent with the requirements of Item 3 of Form N-1A.

Response to Comment 39

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 40 – Fee Table

The Staff requests acquired fund fees and expenses be added to the Funds’ fee table to the extent the Funds will invest in ETFs pursuant to Item 3 of Form N-1A. If there will not be acquired fund fees and expenses, please explain supplementally to the Staff.

Response to Comment 40

The Funds will not have acquired fund fees and expenses, and therefore neither fee table has been updated.

Comment 41 – Fee Table

The Staff requests the Funds explain why the “Distribution and Service Fees” and “Other Expenses” are 0% in the fee table.

Response to Comment 41

The “Distribution and Service Fees” are listed at 0% in the fee table because the Funds do not have a 12b-1 plan. Additionally, the “Other Expenses” are listed at 0% because that is the estimated expense level each Fund expects to incur in the current fiscal year, and is noted as such in accordance with the requirements of Form N-1A.

Comment 42 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 42

The Trust, on behalf of each Fund, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of each Fund, pays such Fund’s ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of each Fund’s ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear each Fund’s ordinary operating expenses if the assets of a Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of such Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, such Fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 43 – Principal Risks

The Staff notes the following disclosure in the “Upside Participation Risk”:

“An investor may also realize different returns than the S&P 500 if such investor does not stay invested in the Fund for the entirety of the tenure of the Fund’s options contracts.”

Please clarify the “tenure” referenced in this disclosure.

Response to Comment 43

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 44 – Principal Risks

The Staff notes the Funds each have a “Portfolio Turnover Risk” in the “Principal Risks” section. Please confirm this risk is a principal risk of the Fund. If so, please add attendant summary disclosure to the “Principal Investment Strategies” section contemplating portfolio turnover, and if not, please move such risk to the statement of additional information pursuant to Item 16 of Form N-1A.

Response to Comment 44

The Funds have revised each prospectus to include the attendant summary disclosure in accordance with the Staff’s comment, as reflected in Exhibit A and Exhibit B.

Comment 45 – Performance

In supplemental correspondence, please explain to the Staff how the performance information as required by Form N-1A will be disclosed. The Staff requests that in connection with this disclosure, each Fund ensures that an appropriate broad-based index will be disclosed, as required by Form N-1A, and that the information required by Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included. Please supplementally inform the Staff what each Fund’s appropriate broad-based index will be.

Response to Comment 45

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund has a fiscal year end of October 31, meaning that the annual update to the Registration Statements will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and each Fund acknowledges that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. Each Fund further acknowledges that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, each Fund will provide performance information for both the total return and price return index as the broad-based market indexes, so that investors may more comprehensively compare the returns of each Fund against the appropriate index and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, each Fund will disclose audited financial highlights information as of the end of the fiscal year.

The broad-based indices for each Fund will be as follows:

Fund Name	Broad-Based Indices
Innovator Buffer Step-Up Strategy ETF	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index
Innovator Power Buffer Step-Up Strategy ETF	(1) S&P 500 Total Return Index (2) S&P 500 Price Return Index

Comment 46 – Additional Information About the Fund’s Principal Investment Strategies

The Staff requests the Funds add a current cap range for the S&P 500 Index as well as the frequency and date of the most recent reconstitution of the S&P 500 Index.

Response to Comment 46

In accordance with the Staff’s comment, the disclosure has been revised as reflected in Exhibit A and Exhibit B.

Comment 47 – Statement of Additional Information

The Staff notes that non-principal risks should be relocated to the statement of additional information pursuant to Item 16 of Form N-1A.

Response to Comment 47

In accordance with the Staff’s comment, the disclosure has been moved to the statement of additional information.

Comment 48 – 12b-1 Plan

Please confirm supplementally to the Staff that the Funds currently have no 12b-1 plan.

Response to Comment 48

The Funds confirm that each Fund currently does not have a 12b-1 plan.

Comment 49 – Taxes

The Staff notes the Funds’ “Taxes on Distributions” subsection contemplates return of capital, specifically providing:

“In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment.”

Please explain supplementally to the Staff when distributions would be a return of capital or revise as necessary.

Response to Comment 49

The above referenced disclosure has been deleted in accordance with the Staff’s comment, as reflected in Exhibit A and Exhibit B.

Comment 50 – Net Asset Value

The Staff notes the following disclosure:

“Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued at the mean of their most recent bid and asked price, if available, and otherwise at their closing bid price. OTC options and futures contracts are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at their closing bid price.”

The Staff notes this is the first reference to futures contracts. If these will be used as part of the principal investment strategies, please revise that section accordingly.

Response to Comment 50

The Fund will not use futures contracts as part of its principal investment strategies.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:              /s/ Morrison C. Warren

Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion

February 15, 2022

Prospectus

Innovator Buffer Step-Up Strategy ETF

([Exchange] — [Ticker])

___________, _________

Innovator Buffer Step-Up Strategy ETF (the “Fund”) is a series of Innovator ETFs Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares on __________ (“_________” or the “Exchange”).

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information	1

Additional Information About the Fund’s Principal Investment Strategies	13

Fund Investments	15

Additional Risks of Investing in the Fund	16

Management of the Fund	24

How to Buy and Sell Shares	25

Dividends, Distributions and Taxes	27

Distributor	31

Net Asset Value	31

Fund Service Providers	32

Premium/Discount Information	33

Investments by Other Investment Companies	33

Financial Highlights	34

ii

Innovator Buffer Step-Up Strategy ETF

Investment Objective

The Fund seeks long-term capital gains while mitigating overall market risk.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	[0.__]	%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	[0.__]	%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$___	$___

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

1

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide risk-managed investment exposure to the SPDR® S&P 500® ETF Trust (the “Underlying ETF”). The Fund seeks to achieve its investment objective by investing substantially all of its assets in exchange-traded options contracts on the Underlying ETF (the “Options Portfolio”). The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”). The Sub-Adviser will actively monitor the performance of the portfolio and, as described below, rebalance or “step-up” the portfolio to protect capital or capture portfolio gains experienced by the Fund, depending on its evaluation of market conditions. There is no guarantee the Fund will be successful in implementing this strategy.

The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in the S&P 500® Index. The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which includes five hundred (500) selected companies, all of which are listed on national stock exchanges and spans over 24 separate industry groups. The S&P 500® Index is rebalanced quarterly and reconstituted annually. Through its Options Portfolio, the Fund will have exposure to companies in the information technology sector. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF. The Sub-Adviser will seek to mitigate the risk of significant declines in the price return of the Underlying ETF through the usage of option contracts. An option contract gives the purchaser of the option, in exchange for the premium paid, the right to purchase (for a call option) or sell (for a put option) the underlying asset at a specified price (the “strike price”) on a specified date (the “expiration date”). The Fund intends to implement this strategy through an Options Portfolio comprised of FLexible EXchange® Options (“FLEX Options”) that reference the Underlying ETF.

The Fund’s Options Portfolio is similar to other ETFs sponsored by Innovator that employ a “defined outcome” investment strategy. Please note, however, the Fund does not itself pursue a defined outcome strategy. Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security over a specific period of time (e.g., one year). The Fund enters into FLEX Options contracts that provide a 9% buffer (the “Buffer”) for the annual duration of the options contracts, although such protection is not guaranteed. However, unlike other ETFs that utilize a defined outcome investment strategy, the Fund does not seek to provide shareholders with the Buffer over any specified time period. Instead, the Sub-Adviser will seek to opportunistically manage its investment exposures by periodically terminating its FLEX Options investments earlier than its one-year expiration and immediately resetting its Options Portfolio for one-year periods, as described below.

Options Portfolio

The Fund will invest in FLEX Options that reference the Underlying ETF with rotating expiration dates of approximately one-year. The Fund’s returns are based upon purchasing and selling call and put FLEX Options to create layers within the Fund’s portfolio. The customizable nature of FLEX Options allows the Sub-Adviser to select the strike price at which the Underlying ETF will be exercised at the expiration of each FLEX Option contract. The Sub-Adviser specifically selects the strike price for each FLEX Option contract such that if the FLEX Options were exercised on the expiration date (the final day of the one-year term), the Fund’s NAV would be subject to the Buffer and maximum gains on the performance of the Underlying ETF’s share price over the duration of the options contract. The Buffer is provided against the first 9% of Underlying ETF losses during the length of the options contracts, prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund (all of which would have the effect of reducing the Buffer). While the Buffer seeks to limit losses to 91% for the duration of the one-year options contracts, there is no guarantee the Buffer will be successfully implemented. If a shareholder purchases Shares after the Buffer has been used and prior to the Fund resetting its Options Portfolio, a shareholder may lose their entire investment.

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To pay for the cost of the Buffer, the Sub-Adviser intends to sell call FLEX Options that will, in effect, sell the Fund’s opportunity to benefit from increases in value of the Underlying ETF beyond the exercise price of the sold call options over the one-year term of the options contracts. Therefore, during periods in which the Underlying ETF appreciates, the Fund seeks to achieve the gains experienced by the Underlying ETF, however if the Underlying ETF appreciates beyond the strike price of the sold options the Fund will not experience such increases and may underperform the Underlying ETF over certain periods of time. The degree of Fund participation in gains of the Underlying ETF will depend on prevailing market conditions, especially market volatility, at the times the Fund enters into the FLEX Options.

The Fund’s Options Portfolio is designed to produce investment outcomes only upon the expiration of the FLEX Options on the last day of the one-year options contract and not at any point prior to that time. The value of the FLEX Options owned by the Fund is derived from the performance of the underlying reference asset, the Underlying ETF’s share price. However, because a component of an option’s value is the number of days remaining until its expiration, the Fund’s NAV will not directly correlate on a day-to-day basis with the returns experienced by the Underlying ETF. The Sub-Adviser generally anticipates that the Fund’s NAV will increase on days when the Underlying ETF’s share price increases and will decrease on days when the Underlying ETF’s share price decreases, but that the rate of such increase or decrease will be less than that experienced by the Underlying ETF. Similarly, the amount of time remaining until the option contract’s expiration date also affects the impact of the Buffer on the Fund’s NAV, which may not be in full effect until the expiration date of the Fund’s options contracts.

Step-Up Rebalances

The Fund’s “step-up” investment strategy seeks to help a Fund’s shareholder offset the timing risks inherent in owning an options package for one year. The Options Portfolio seeks to provide a specified Buffer and upside performance potential based upon the Underlying ETF’s price returns that are established for the duration of the one-year option contracts. As a result of the performance of the FLEX Options contracts during the term of the options contract, the Fund may have little or no upside available for the remainder of the options contract term (because the Underlying ETF’s share price has increased in value to a point at or near the strike price of the sold options) or little or no ability to benefit from the Buffer (because the Underlying ETF’s share price has decreased in value by more than the downside protection). With the step-up investment strategy, the Fund may, at the end of each month, sell the then-current Options Portfolio and immediately enter into new FLEX Options contracts with a new one-year duration and will therefore continue to have the potential to increase in a market environment where the value of the Underlying ETF is steadily increasing. Likewise, the Fund will have the potential to derive continued benefit from the Buffer in a market environment where the Underlying ETF is steadily decreasing, as it will have the ability to reset the Options Portfolio at the end of each month for an additional 9% annualized Buffer. An investment in the Fund allows a shareholder to participate in the opportunistic resetting of the Fund’s Options Portfolio without undertaking any additional purchases or sales.

3

For the duration of its existing Options Portfolio, the Sub-Adviser will actively review the performance of the Fund at each month-end and consider market volatility, time remaining until the expiration of the FLEX Options contracts and strike prices of the replacement FLEX Options contracts when evaluating whether to reset the Options Portfolio. To the extent the Fund’s NAV increases (generally a range from 2% to 6%) or decreases (generally a range from -1% to -5%), the Sub-Adviser will seek to realize any gains experienced by the Fund or Buffer used by the Fund by resetting the Fund’s Options Portfolio and, in doing so, “step-up” the Fund’s upside potential and Buffer. The Fund’s step-up investment strategy may cause the Fund to have a high portfolio turnover rate.

General Information About FLEX Options

FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation (the “OCC”). The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk.

The Fund’s FLEX Options reference the Underlying ETF and are cash-settled. Cash-settled options give the Fund the right to receive the cash value of the Underlying ETF’s share price (for purchased call options), the right to deliver the cash value of the Underlying ETF’s share price (for purchased put options), the obligation to deliver the cash value of the Underlying ETF’s share price (for sold call options) and the obligation to receive the cash value of the Underlying ETF’s share price (for sold put options). The FLEX Options held by the Fund are European style options, which are exercisable at the strike price only on the FLEX Option expiration date.

To the extent the S&P 500 is considered to be concentrated (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate to approximately the same extent. As of the date of this prospectus, through its investment in the Underlying ETF Portfolio and its usage of FLEX Options, the Fund has significant exposure to the information technology sector.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved.

Step-Up Strategy Risk. The Fund seeks to provide risk-managed investment exposure to the Underlying ETF through its step-up investment strategy. There is no guarantee the Fund will be successful in implementing this strategy. In order to provide the Buffer, the Fund’s strategy is subject to maximum potential gains. This maximum potential gain will likely change at each resetting of the Option’s Portfolio. In the event an investor purchases Shares after the FLEX Option contracts were entered into and prior to a step-up or the expiration of such option contracts, there may be little or no ability for that investor to experience an investment gain on their Shares or little or no ability to benefit from the Buffer until the Sub-Adviser rebalances the Fund’s Options Portfolio. However, there is no guarantee that, at the end of any given month, the Fund will be able to enter into a more advantageous Options Portfolio and implement the step-up mechanism.

4

In addition, the Fund’s step-up strategy may result in performance over certain periods of time that is lower than that of the Underlying ETF or of a fund with an options portfolio that does not implement a step-up strategy. Because the value of the Options Portfolio does not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction) there may be periods of time in which the Fund’s NAV underperforms the price return of the Underlying ETF. In this situation, if the Sub-Adviser rebalances the Options Portfolio prior to its one-year expiration in accordance with the step-up strategy, the Fund may have underperformed the Underlying ETF for that period of time. Similarly, the Sub-Adviser may elect to reset the Fund’s Options Portfolio at a point in time in which the Fund has utilized all or a portion of its Buffer. While this will provide shareholders with the potential of an additional Buffer, the Options Portfolio would simultaneously reset its maximum gain potential and could lower the Fund’s upside performance potential over certain time periods.

Buffer Risk. There can be no guarantee that the Fund will be successful in providing the Buffer. A shareholder may lose their entire investment. The Buffer is provided at the expiration of the options contracts. Any interim losses experienced by the Underlying ETF may be experienced by the Fund and its shareholders. Because the Options Portfolio provides a Buffer against the first 9% of Underlying ETF losses only for the duration of the one-year term of the options contract, it is possible that, during the term of any Options Portfolio, shareholders will realize some losses on initial price decreases of the Underlying ETF of less than 9%. These potential losses are possible even if a shareholder remained in the Fund for a one-year period after an Options Portfolio was established, as it is likely that the Options Portfolio will reset during that time. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value (“NAV”) and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the Underlying ETF.

5

Clearing Member Default Risk. Transactions in some types of derivatives are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Underlying ETF Risk. The Fund will have exposure to an ETF that tracks the performance of the S&P 500® Index through its usage in FLEX Options. Because the value of the FLEX Options held by the Fund are based on the value of the Underlying ETF, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein, such as Authorized Participant Concentration Risk, Equity Securities Risk, Fluctuation of Net Asset Value Risk, Information Technology Companies Risk, Large Capitalization Companies Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk.

Information Technology Companies Risk. The Underlying ETF invests significantly in information technology companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

6

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Equity Securities Risk. The Underlying ETF invests in equity securities, and therefore the Fund has exposure to the equity securities markets due to its investment in FLEX Options that reference the Underlying ETF. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of shares will fluctuate with changes in the value of the equity securities the Underlying ETF invests in.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of the Underlying ETF. However, prior to the expiration date, the value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the Underlying ETF. The value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others. The value of the FLEX Options held by the Fund typically do not increase or decrease at the same level as the Underlying ETF’s share price on a day-to-day basis due to these factors (although they generally move in the same direction).

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

Upside Participation Risk. There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a total return that correlates to increases in the price of the Underlying ETF over time. The Fund may realize different returns than the price return of the Underlying ETF until the expiration of the options contracts. In the event the Sub-Adviser resets the Options Portfolio and there is a difference between the NAV performance of the Fund and the price return of the Underlying ETF, such difference would result in a shareholder experiencing different returns than the Underlying ETF.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

7

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The Fund may be unable to recover its investment from the counterparty or may obtain a limited and/or delayed recovery. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the Underlying ETF and/or the S&P 500® Index. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust (the “Board”)) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

8

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Authorized Participant Concentration Risk. Only an authorized participant (“AP”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem “Creation Units” (as defined in “Purchase and Sale of Shares,”) Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or APs to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market price that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

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Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the fund will generally cause such fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute gains that arise by virtue of creations and redemptions being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

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The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC (“Innovator” or the “Adviser”)

Investment Sub-Adviser

Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”)

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•         Robert T. Cummings, Principal and Director of Global Trading at Milliman

•         Yin Bhuyan, Associate – ETF Portfolio Management Team at Milliman

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund and have served in such capacity since the Fund’s inception in March 2022.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with APs that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may also issue and redeem Shares in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

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Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker‑dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

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Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to seek long-term capital gains while mitigating overall market risk. The Fund’s investment objective and policies described herein are non-fundamental policies that may be changed by the Board without shareholder approval. The Fund may liquidate and terminate at any time without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”).

The Sub-Adviser seeks to mitigate the risk of significant declines in the Underlying ETF through the usage of an Options Portfolio. The Fund intends to implement this strategy through an Options Portfolio comprised of FLEX Options that reference the Underlying ETF. The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in the S&P 500® Index. The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which includes five hundred (500) selected companies, all of which are listed on national stock exchanges and spans over 24 separate industry groups. The S&P 500® Index is rebalanced quarterly and reconstituted annually. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF.

In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price (commonly known as the “strike price”). FLEX Options are exchange-traded options contracts with uniquely customizable terms. Each FLEX Option contract that the Fund enters into references the Underlying ETF and expires one year after such option contracts are entered into. The FLEX Options, however, have varying strike prices. The layering of these FLEX Options with varying strike prices provides the Fund’s risk-managed investment exposure.

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The combination of purchases and sales of call and put FLEX Options (Layer 1) would provide upside participation that matches that of the Underlying ETF’s share price. At a one-year expiration date, these FLEX Options would realize a value equal to that of the Underlying ETF’s share price.

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Taken together, the purchase and sale of put FLEX Options (Layer 2) produces the 9% “Buffer.”  A payoff at the one-year expirations would compensate for losses experienced by the Underlying ETF (if any), in an amount not to exceed 9%.

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The strike level of a short call FLEX Option (Layer 3) produces the maximum gain potential at a one-year expiration and is chosen so that the combined net purchase prices in all of the FLEX Options is approximately equal to the Fund’s NAV.

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The combination of all of the FLEX Options creates upside participation equal to the return experienced by the Underlying ETF at a one-year expiration, not to exceed the maximum gain potential, while providing a 9% Buffer from losses over the one-year duration of the option contracts. The Fund, however, does not seek to provide shareholders with the Buffer over any specified time period (e.g., annually). Instead, the Sub-Adviser will seek to opportunistically manage its investment exposures by periodically terminating its FLEX Options investments earlier than its one-year expiration and immediately resetting its Options Portfolio for one-year periods. At any given point during the one-year options contracts, such FLEX Options contracts may have more or less upside performance remaining or more or less ability to benefit from its Buffer as compared to when the options contracts were initially entered into. The Fund’s “step-up” investment strategy seeks to help a Fund’s shareholder offset these timing risks inherent in owning an options package for one year.

For the duration of its existing FLEX Options contracts, the Sub-Adviser will actively review the performance of the Fund at each month-end and consider market volatility, time remaining until the expiration of the FLEX Options contracts and strike prices of the replacement FLEX Options contracts when evaluating whether to reset the Options Portfolio. To the extent the Fund’s NAV performance experiences increases (generally a range from 2% to 6%) or decreases (generally a range from -1% to -5%), the Sub-Adviser will seek to actively lock in any gains experienced or buffer used at each month-end by resetting the Fund’s Options Portfolio as applicable. With the step-up investment strategy, the Fund may, at the end of each month, sell the then-current Options Portfolio and immediately enter into new FLEX Options contracts with a new one-year duration and will therefore continue to have the potential to increase in a market environment where the value of the Underlying ETF is steadily increasing. Likewise, the Fund will have the potential to derive continued benefit from the Buffer in a market environment where the Underlying ETF is steadily decreasing, as it will have the ability to reset the Options Portfolio at the end of each month for an additional 9% annualized Buffer. An investment in the Fund allows a shareholder to participate in the opportunistic resetting of the Fund’s Options Portfolio without undertaking any additional purchases or sales.

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As described in “Principal Investment Strategies” and in “Principal Risks,” there are risks associated with an investment in the Fund and there is no guarantee that the Fund will be successful in providing risk-managed investment exposure to the Underlying ETF.

Fund Investments

Principal Investments

FLEX Options

FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over‑the‑counter options positions. Like traditional exchange‑traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

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The FLEX Options in which the Fund will invest are all European style options (options that are exercisable only on the expiration date). The FLEX Options are listed on the Chicago Board Options Exchange.

The Fund will purchase and sell call and put FLEX Options. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the index, in case of an index put option) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the index, in case of an index put option) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the index, in case of an index call option) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the index, in case of an index call option) at a certain defined price.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing.

Non-Principal Investments

Cash Equivalents and Short-Term Investments

The Fund may invest in securities with maturities of less than one year or cash equivalents, or it may hold cash. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions.

Traditional Options Contracts

Option contracts on an individual security, such as an ETF, give one party the right to buy or sell the particular security, and another party the obligation to sell or buy that same security. Many options are exchange-traded and are available to investors with set or defined contract terms (standardized options) and are settled through a clearing house and are guaranteed. There are also options contracts that trade “over-the-counter” (“OTC”), which are traded between two private parties, are not standardized and not guaranteed. To the extent the Fund may utilize traditional options contracts, it intends to use standardized listed options.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

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Principal Risks

Step-Up Strategy Risk. The Fund seeks to provide risk-managed investment exposure to the Underlying ETF through its step-up investment strategy. There is no guarantee the Fund will be successful in implementing this strategy. In order to provide the Buffer, the Fund’s strategy is subject to maximum potential gains. This maximum potential gain will likely change at each resetting of the Option’s Portfolio. In the event an investor purchases Shares after the FLEX Option contracts were entered into and prior to a step-up or the expiration of such option contracts, there may be little or no ability for that investor to experience an investment gain on their Shares or little or no ability to benefit from the Buffer until the Sub-Adviser rebalances the Fund’s Options Portfolio. There is no guarantee that, at the end of any given month, the Fund will be able to enter into a more advantageous Options Portfolio and implement the step-up mechanism.

In addition, the Fund’s step-up strategy may result in performance over certain periods of time that is lower than that of the Underlying ETF or of a fund with an options portfolio that does not implement a step-up strategy. Because the value of the Options Portfolio does not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction) there may be periods of time in which the Fund’s NAV underperforms the price return of the Underlying ETF. In this situation, if the Sub-Adviser rebalances the Options Portfolio prior to its one-year expiration in accordance with the step-up strategy, the Fund may have underperformed the Underlying ETF for that period of time. Similarly, the Sub-Adviser may elect to reset the Fund’s Options Portfolio at a point in time in which the Fund has utilized all or a portion of its Buffer. While this will provide shareholders with the potential of an additional Buffer, the Options Portfolio would simultaneously reset its maximum gain potential and could lower the Fund’s upside performance potential over certain time periods.

Buffer Risk. There can be no guarantee that the Fund will be successful in providing the Buffer. A shareholder may lose their entire investment. The Buffer is provided at the expiration of the options contracts. Any interim losses experienced by the Underlying ETF may be experienced by the Fund and its shareholders. Because the Options Portfolio provides a Buffer against the first 9% of Underlying ETF losses only for the duration of the one-year term of the options contract, it is possible that, during the term of any Options Portfolio, shareholders will realize some losses on initial price decreases of the Underlying ETF of less than 9%. These potential losses are possible even if a shareholder remained in the Fund for a one-year period after an Options Portfolio was established, as it is likely that the Options Portfolio will reset during that time. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the share price of the Fund, could be negatively impacted.

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The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of an Underlying ETF.

Clearing Member Default Risk. Transactions in some types of derivatives are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Underlying ETF Risk. The Fund will have exposure to an ETF that tracks the performance of the S&P 500® Index through its usage in FLEX Options. Because the value of the FLEX Options held by the Fund are based on the value of the Underlying ETF, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. An Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein, such as Authorized Participant Concentration Risk, Equity Securities Risk, Fluctuation of Net Asset Value Risk, Information Technology Companies Risk, Large Capitalization Companies Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk.

Information Technology Companies Risk. The Underlying ETF invests significantly in information technology companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Information technology companies produce and provide hardware, software and information technology systems and services. Information technology companies are generally subject to the following risks: rapidly changing technologies and existing produce obsolescence; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions and new market entrants. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, particularly those involved with the internet, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Information technology companies also face competition for services of qualified personnel and heavily rely on patents and intellectual property rights and the ability to enforce such rights to maintain a competitive advantage.

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Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Equity Securities Risk. The Underlying ETF invests in equity securities, and therefore the Fund has exposure to the equity securities markets due to its investment in FLEX Options that reference the Underlying ETF. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Underlying ETF has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Underlying ETF’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of the Underlying ETF. However, prior to the expiration date, the value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the Underlying ETF. The value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others. The value of the FLEX Options held by the Fund typically do not increase or decrease at the same level as the Underlying ETF’s share price on a day-to-day basis due to these factors (although they generally move in the same direction).

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

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Upside Participation Risk. There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a total return that correlates to increases in the price of the Underlying ETF over time. The Fund may realize different returns than the price return of the Underlying ETF until the expiration of the options contracts. In the event the Sub-Adviser resets the Options Portfolio and there is a difference between the NAV performance of the Fund and the price return of the Underlying ETF, such difference would result in a shareholder experiencing different returns than the Underlying ETF.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV. The outbreak of the respiratory disease designated as “COVID-19,” which was first detected in late 2019, resulted in significant disruptions to business operations, customer activity and service capabilities for companies throughout the world. The COVID-19 pandemic also greatly increased market volatility. Many countries continue to react to the COVID-19 pandemic through prevention measures and government intervention, including restrictions on travel and business operations. These measures, along with the general uncertainty caused by this pandemic, emerging variants, and the efficacy of vaccines, have resulted in a decline in consumer demand, disruptions to healthcare systems and the supply chain, ratings downgrades, defaults and has imposed significant costs on governmental and business entities. Certain markets have experienced temporary closures, extreme volatility, reduced liquidity, severe losses and increased trading costs, all of which could negatively impact the Fund. The future potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

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Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The Fund may be unable to recover its investment from the counterparty or may obtain a limited and/or delayed recovery. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the Underlying ETF and/or the S&P 500® Index. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

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Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Authorized Participant Concentration Risk. Only an AP may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem “Creation Units” (a large number of a specified number of Shares), Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the fund will generally cause such fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute gains that arise by virtue of creations and redemptions being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

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Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

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Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Yin Bhuyan serve as the Fund’s portfolio managers.

●

Robert T. Cummings, Principal and Director of Global Trading at Milliman.  Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

●

Yin Bhuyan, Associate – ETF Portfolio Management Team at Milliman. Ms. Bhuyan has more than 10 years of experience in capital markets. Prior to joining Milliman, Yin traded in the S&P options pit at CBOE. She has served both as a market maker and a portfolio manager. Her former experience is in risk management and volatility arbitrage. Yin’s current primary focus had been in managing Defined Outcome ETFs and Index tracking ETFs.

For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s statement of additional information. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the statement of additional information.

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Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to ___% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b‑1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub‑advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s next Semi-Annual Report to shareholders for the fiscal period ended April 30, 2022.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to the Sub-Adviser or the Investment Sub-Advisory Agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to the Sub-Adviser or the Investment Sub-Advisory Agreement within 90 days of the change.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

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APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book‑entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

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Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•         Your Fund makes distributions,

•         You sell your Shares listed on the Exchange, and

•         You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distributions tests. The Fund intends to treat any income that it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

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Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

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Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the FLEX Options

The Fund’s investments in offsetting positions with respect to the Underlying ETF may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

The FLEX Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that the positions held by the Fund will be subject to Section 1256, which means that the positions will not be marked to market, but the positions will be subject to the straddle rules.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

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Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the Shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the statement of additional information for more information.

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Distributor

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

FLEX Options listed on an exchange (e.g., Cboe) will typically be valued at a model-based price provided by the exchange at the official close of that exchange’s trading day. However, when the Fund’s option has a same-day market trading price, this same-day market trading price will be used for FLEX Option values instead of the exchange’s model-based price. If the exchange on which the option is traded is unable to provide a model price, model-based FLEX Options prices will additionally be provided by a backup third-party pricing provider. In selecting the model prices, the Sub-Adviser may provide a review of the calculation of model prices provided by each vendor, and may note to such vendors of any data errors observed, or where an underlying component value of the model pricing package may be missing or incorrect, prior to publication by the vendor of the model pricing to the Fund Accounting Agent for purposes of that day’s NAV. If either pricing vendor is not available to provide a model price for that day, the value of a FLEX option will be determined by the Pricing Committee (as defined below) in accordance with the Valuation Procedures (as defined below). In instances where in the same trading day, a particular FLEX Option is represented in an all-cash basket (either a creation unit or redemption unit), as well as in an in-kind basket (either a creation unit or a redemption unit), for valuation purposes that trading day the Fund will default to use the trade price for both instances, rather than the model price otherwise available for the in-kind transaction.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued at the mean of their most recent bid and asked price, if available, and otherwise at their closing bid price. OTC options and futures contracts are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

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If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, serves as legal counsel to the Trust.

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Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. The SEC adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. The Fund is required to comply with the conditions of Rule 12d1-4, which allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act.

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Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information is therefore not available.

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Innovator Buffer Step-Up Strategy ETF

For more detailed information on the Fund, several additional sources of information are available to you. The Statement of Additional Information, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi‑annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent Statement of Additional Information, annual or semi‑annual reports and certain other information are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll‑free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the Statement of Additional Information and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the Securities and Exchange Commission (the “SEC”). Information on the SEC’s website is free of charge. Visit the SEC’s on‑line EDGAR database at http://www.sec.gov or in person at the SEC’s Public Reference Room in Washington, D.C., or call the SEC at (202) 551‑8090 for information on the Public Reference Room. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549‑1520 or by sending an electronic request to publicinfo@sec.gov.

1

Exhibit B

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
February 15, 2022

Prospectus

Innovator Power Buffer Step-Up Strategy ETF

([Exchange] — [Ticker])

___________, _________

Innovator Power Buffer Step-Up Strategy ETF (the “Fund”) is a series of Innovator ETFs Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares on __________ (“_________” or the “Exchange”).

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information	1

Additional Information About the Fund’s Principal Investment Strategies	13

Fund Investments	15

Additional Risks of Investing in the Fund	16

Management of the Fund	23

How to Buy and Sell Shares	25

Dividends, Distributions and Taxes	26

Distributor	30

Net Asset Value	30

Fund Service Providers	32

Premium/Discount Information	32

Investments by Other Investment Companies	33

Financial Highlights	34

ii

Innovator Power Buffer Step-Up Strategy ETF

Investment Objective

The Fund seeks long-term capital gains while mitigating overall market risk.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	[0.__]	%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	[0.__]	%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$___	$___

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide risk-managed investment exposure to the SPDR® S&P 500® ETF Trust (the “Underlying ETF”). The Fund seeks to achieve its investment objective by investing substantially all of its assets in exchange-traded options contracts on the Underlying ETF (the “Options Portfolio”). The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”). The Sub-Adviser will actively monitor the performance of the portfolio and, as described below, rebalance or “step-up” the portfolio to protect capital or capture portfolio gains experienced by the Fund, depending on its evaluation of market conditions. There is no guarantee the Fund will be successful in implementing this strategy.

The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in the S&P 500® Index. The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which includes five hundred (500) selected companies, all of which are listed on national stock exchanges and spans over 24 separate industry groups. The S&P 500® Index is rebalanced quarterly and reconstituted annually. Through its Options Portfolio, the Fund will have exposure to companies in the information technology sector. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF. The Sub-Adviser will seek to mitigate the risk of significant declines in the price return of the Underlying ETF through the usage of option contracts. An option contract gives the purchaser of the option, in exchange for the premium paid, the right to purchase (for a call option) or sell (for a put option) the underlying asset at a specified price (the “strike price”) on a specified date (the “expiration date”). The Fund intends to implement this strategy through an Options Portfolio comprised of FLexible EXchange® Options (“FLEX Options”) that reference the Underlying ETF.

The Fund’s Options Portfolio is similar to other ETFs sponsored by Innovator that employ a “defined outcome” investment strategy. Please note, however, the Fund does not itself pursue a defined outcome strategy. Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security over a specific period of time (e.g., one year). The Fund enters into FLEX Options contracts that provide a buffer (the “Buffer”) for the annual duration of the options contracts. “Power” denotes the Fund’s aim to provide protection against the first 15% of Underlying ETF losses over the duration of the options contracts, although such protection is not guaranteed. However, unlike other ETFs that utilize a defined outcome investment strategy, the Fund does not seek to provide shareholders with the Buffer over any specified time period. Instead, the Sub-Adviser will seek to opportunistically manage its investment exposures by periodically terminating its FLEX Options investments earlier than its one-year expiration and immediately resetting its Options Portfolio for one-year periods, as described below.

Options Portfolio

The Fund will invest in FLEX Options that reference the Underlying ETF with rotating expiration dates of approximately one-year. The Fund’s returns are based upon purchasing and selling call and put FLEX Options to create layers within the Fund’s portfolio. The customizable nature of FLEX Options allows the Sub-Adviser to select the strike price at which the Underlying ETF will be exercised at the expiration of each FLEX Option contract. The Sub-Adviser specifically selects the strike price for each FLEX Option contract such that if the FLEX Options were exercised on the expiration date (the final day of the one-year term), the Fund’s NAV would be subject to the Buffer and maximum gains on the performance of the Underlying ETF’s share price over the duration of the options contract. The Buffer is provided against the first 15% of Underlying ETF losses during the length of the options contracts, prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund (all of which would have the effect of reducing the Buffer). While the Buffer seeks to limit losses to 85% for the duration of the one-year options contracts, there is no guarantee the Buffer will be successfully implemented. If a shareholder purchases Shares after the Buffer has been used and prior to the Fund resetting its Options Portfolio, a shareholder may lose their entire investment.

To pay for the cost of the Buffer, the Sub-Adviser intends to sell call FLEX Options that will, in effect, sell the Fund’s opportunity to benefit from increases in value of the Underlying ETF beyond the exercise price of the sold call options over the one-year term of the options contracts. Therefore, during periods in which the Underlying ETF appreciates, the Fund seeks to achieve the gains experienced by the Underlying ETF, however if the Underlying ETF appreciates beyond the strike price of the sold options the Fund will not experience such increases and may underperform the Underlying ETF over certain periods of time. The degree of Fund participation in gains of the Underlying ETF will depend on prevailing market conditions, especially market volatility, at the times the Fund enters into the FLEX Options.

The Fund’s Options Portfolio is designed to produce investment outcomes only upon the expiration of the FLEX Options on the last day of the one-year options contract and not at any point prior to that time. The value of the FLEX Options owned by the Fund is derived from the performance of the underlying reference asset, the Underlying ETF’s share price. However, because a component of an option’s value is the number of days remaining until its expiration, the Fund’s NAV will not directly correlate on a day-to-day basis with the returns experienced by the Underlying ETF. The Sub-Adviser generally anticipates that the Fund’s NAV will increase on days when the Underlying ETF’s share price increases and will decrease on days when the Underlying ETF’s share price decreases, but that the rate of such increase or decrease will be less than that experienced by the Underlying ETF. Similarly, the amount of time remaining until the option contract’s expiration date also affects the impact of the Buffer on the Fund’s NAV, which may not be in full effect until the expiration date of the Fund’s options contracts.

Step-Up Rebalances

The Fund’s “step-up” investment strategy seeks to help a Fund’s shareholder offset the timing risks inherent in owning an options package for one year. The Options Portfolio seeks to provide a specified Buffer and upside performance potential based upon the Underlying ETF’s price returns that are established for the duration of the one-year option contracts. As a result of the performance of the FLEX Options contracts during the term of the options contract, the Fund may have little or no upside available for the remainder of the options contract term (because the Underlying ETF’s share price has increased in value to a point at or near the strike price of the sold options) or little or no ability to benefit from the Buffer (because the Underlying ETF’s share price has decreased in value by more than the downside protection). With the step-up investment strategy, the Fund may, at the end of each month, sell the then-current Options Portfolio and immediately enter into new FLEX Options contracts with a new one-year duration and will therefore continue to have the potential to increase in a market environment where the value of the Underlying ETF is steadily increasing. Likewise, the Fund will have the potential to derive continued benefit from the Buffer in a market environment where the Underlying ETF is steadily decreasing, as it will have the ability to reset the Options Portfolio at the end of each month for an additional 15% annualized Buffer. An investment in the Fund allows a shareholder to participate in the opportunistic resetting of the Fund’s Options Portfolio without undertaking any additional purchases or sales.

For the duration of its existing Options Portfolio, the Sub-Adviser will actively review the performance of the Fund at each month-end and consider market volatility, time remaining until the expiration of the FLEX Options contracts and strike prices of the replacement FLEX Options contracts when evaluating whether to reset the Options Portfolio. To the extent the Fund’s NAV increases (generally a range from 2% to 6%) or decreases (generally a range from -1% to -5%), the Sub-Adviser will seek to realize any gains experienced by the Fund or Buffer used by the Fund by resetting the Fund’s Options Portfolio and, in doing so, “step-up” the Fund’s upside potential and Buffer. The Fund’s step-up investment strategy may cause the Fund to have a high portfolio turnover rate.

General Information About FLEX Options

FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation (the “OCC”). The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk.

The Fund’s FLEX Options reference the Underlying ETF and are cash-settled. Cash-settled options give the Fund the right to receive the cash value of the Underlying ETF’s share price (for purchased call options), the right to deliver the cash value of the Underlying ETF’s share price (for purchased put options), the obligation to deliver the cash value of the Underlying ETF’s share price (for sold call options) and the obligation to receive the cash value of the Underlying ETF’s share price (for sold put options). The FLEX Options held by the Fund are European style options, which are exercisable at the strike price only on the FLEX Option expiration date.

To the extent the S&P 500 is considered to be concentrated (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund will concentrate to approximately the same extent. As of the date of this prospectus, through its investment in the Underlying ETF Portfolio and its usage of FLEX Options, the Fund has significant exposure to the information technology sector.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved.

Step-Up Strategy Risk. The Fund seeks to provide risk-managed investment exposure to the Underlying ETF through its step-up investment strategy. There is no guarantee the Fund will be successful in implementing this strategy. In order to provide the Buffer, the Fund’s strategy is subject to maximum potential gains. This maximum potential gain will likely change at each resetting of the Option’s Portfolio. In the event an investor purchases Shares after the FLEX Option contracts were entered into and prior to a step-up or the expiration of such option contracts, there may be little or no ability for that investor to experience an investment gain on their Shares or little or no ability to benefit from the Buffer until the Sub-Adviser rebalances the Fund’s Options Portfolio. However, there is no guarantee that, at the end of any given month, the Fund will be able to enter into a more advantageous Options Portfolio and implement the step-up mechanism.

In addition, the Fund’s step-up strategy may result in performance over certain periods of time that is lower than that of the Underlying ETF or of a fund with an options portfolio that does not implement a step-up strategy. Because the value of the Options Portfolio does not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction) there may be periods of time in which the Fund’s NAV underperforms the price return of the Underlying ETF. In this situation, if the Sub-Adviser rebalances the Options Portfolio prior to its one-year expiration in accordance with the step-up strategy, the Fund may have underperformed the Underlying ETF for that period of time. Similarly, the Sub-Adviser may elect to reset the Fund’s Options Portfolio at a point in time in which the Fund has utilized all or a portion of its Buffer. While this will provide shareholders with the potential of an additional Buffer, the Options Portfolio would simultaneously reset its maximum gain potential and could lower the Fund’s upside performance potential over certain time periods.

Buffer Risk. There can be no guarantee that the Fund will be successful in providing the power Buffer. A shareholder may lose their entire investment. The Buffer is provided at the expiration of the options contracts. Any interim losses experienced by the Underlying ETF may be experienced by the Fund and its shareholders. Because the Options Portfolio provides a Buffer against the first 15% of Underlying ETF losses only for the duration of the one-year term of the options contract, it is possible that, during the term of any Options Portfolio, shareholders will realize some losses on initial price decreases of the Underlying ETF of less than 15%. These potential losses are possible even if a shareholder remained in the Fund for a one-year period after an Options Portfolio was established, as it is likely that the Options Portfolio will reset during that time. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value (“NAV”) and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of the Underlying ETF.

Clearing Member Default Risk. Transactions in some types of derivatives are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Underlying ETF Risk. The Fund will have exposure to an ETF that tracks the performance of the S&P 500® Index through its usage in FLEX Options. Because the value of the FLEX Options held by the Fund are based on the value of the Underlying ETF, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. The Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein, such as Authorized Participant Concentration Risk, Equity Securities Risk, Fluctuation of Net Asset Value Risk, Information Technology Companies Risk, Large Capitalization Companies Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk.

Information Technology Companies Risk. The Underlying ETF invests significantly in information technology companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Equity Securities Risk. The Underlying ETF invests in equity securities, and therefore the Fund has exposure to the equity securities markets due to its investment in FLEX Options that reference the Underlying ETF. Equity securities may decline in value because of declines in the price of a particular holding or the broad stock market. Such declines may relate directly to the issuer of a security or broader economic or market events, including changes in interest rates. The value of shares will fluctuate with changes in the value of the equity securities the Underlying ETF invests in.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of the Underlying ETF. However, prior to the expiration date, the value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the Underlying ETF. The value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others. The value of the FLEX Options held by the Fund typically do not increase or decrease at the same level as the Underlying ETF’s share price on a day-to-day basis due to these factors (although they generally move in the same direction).

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

Upside Participation Risk. There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a total return that correlates to increases in the price of the Underlying ETF over time. The Fund may realize different returns than the price return of the Underlying ETF until the expiration of the options contracts. In the event the Sub-Adviser resets the Options Portfolio and there is a difference between the NAV performance of the Fund and the price return of the Underlying ETF, such difference would result in a shareholder experiencing different returns than the Underlying ETF.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The Fund may be unable to recover its investment from the counterparty or may obtain a limited and/or delayed recovery. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the Underlying ETF and/or the S&P 500® Index. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust (the “Board”)) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Authorized Participant Concentration Risk. Only an authorized participant (“AP”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem “Creation Units” (as defined in “Purchase and Sale of Shares,”) Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or APs to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market price that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the fund will generally cause such fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute gains that arise by virtue of creations and redemptions being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC (“Innovator” or the “Adviser”)

Investment Sub-Adviser

Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”)

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•         Robert T. Cummings, Principal and Director of Global Trading at Milliman

•         Yin Bhuyan, Associate – ETF Portfolio Management Team at Milliman

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund and have served in such capacity since the Fund’s inception in March 2022.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with APs that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may also issue and redeem Shares in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor, may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker‑dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to seek long-term capital gains while mitigating overall market risk. The Fund’s investment objective and policies described herein are non-fundamental policies that may be changed by the Board without shareholder approval. The Fund may liquidate and terminate at any time without shareholder approval. Certain fundamental policies of the Fund are set forth in the Fund’s Statement of Additional Information (“SAI”).

The Sub-Adviser seeks to mitigate the risk of significant declines in the Underlying ETF through the usage of an Options Portfolio. The Fund intends to implement this strategy through an Options Portfolio comprised of FLEX Options that reference the Underlying ETF. The Underlying ETF is an exchange-traded unit investment trust that uses a full replication strategy, meaning it invests entirely in the S&P 500® Index. The investment objective of the Underlying ETF is to seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index, which includes five hundred (500) selected companies, all of which are listed on national stock exchanges and spans over 24 separate industry groups. The S&P 500® Index is rebalanced quarterly and reconstituted annually. The Fund will not receive or benefit from any dividend payments made by the Underlying ETF.

In general, an option contract is an agreement between a buyer and seller that gives the purchaser of the option the right to buy or sell a particular asset at a specified future date at an agreed upon price (commonly known as the “strike price”). FLEX Options are exchange-traded options contracts with uniquely customizable terms. Each FLEX Option contract that the Fund enters into references the Underlying ETF and expires one year after such option contracts are entered into. The FLEX Options, however, have varying strike prices. The layering of these FLEX Options with varying strike prices provides the Fund’s risk-managed investment exposure.

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The combination of purchases and sales of call and put FLEX Options (Layer 1) would provide upside participation that matches that of the Underlying ETF’s share price. At a one-year expiration date, these FLEX Options would realize a value equal to that of the Underlying ETF’s share price.

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Taken together, the purchase and sale of put FLEX Options (Layer 2) produces the 15% “power Buffer.”  A payoff at the one-year expirations would compensate for losses experienced by the Underlying ETF (if any), in an amount not to exceed 15%.

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The strike level of a short call FLEX Option (Layer 3) produces the maximum gain potential at a one-year expiration and is chosen so that the combined net purchase prices in all of the FLEX Options is approximately equal to the Fund’s NAV.

The combination of all of the FLEX Options creates upside participation equal to the return experienced by the Underlying ETF at a one-year expiration, not to exceed the maximum gain potential, while providing a 15% Buffer from losses over the one-year duration of the option contracts. The Fund, however, does not seek to provide shareholders with the Buffer over any specified time period (e.g., annually). Instead, the Sub-Adviser will seek to opportunistically manage its investment exposures by periodically terminating its FLEX Options investments earlier than its one-year expiration and immediately resetting its Options Portfolio for one-year periods. At any given point during the one-year options contracts, such FLEX Options contracts may have more or less upside performance remaining or more or less ability to benefit from its Buffer as compared to when the options contracts were initially entered into. The Fund’s “step-up” investment strategy seeks to help a Fund’s shareholder offset these timing risks inherent in owning an options package for one year.

For the duration of its existing FLEX Options contracts, the Sub-Adviser will actively review the performance of the Fund at each month-end and consider market volatility, time remaining until the expiration of the FLEX Options contracts and strike prices of the replacement FLEX Options contracts when evaluating whether to reset the Options Portfolio. To the extent the Fund’s NAV performance experiences increases (generally a range from 2% to 6%) or decreases (generally a range from -1% to -5%), the Sub-Adviser will seek to actively lock in any gains experienced or buffer used at each month-end by resetting the Fund’s Options Portfolio as applicable. With the step-up investment strategy, the Fund may, at the end of each month, sell the then-current Options Portfolio and immediately enter into new FLEX Options contracts with a new one-year duration and will therefore continue to have the potential to increase in a market environment where the value of the Underlying ETF is steadily increasing. Likewise, the Fund will have the potential to derive continued benefit from the Buffer in a market environment where the Underlying ETF is steadily decreasing, as it will have the ability to reset the Options Portfolio at the end of each month for an additional 15% annualized Buffer. An investment in the Fund allows a shareholder to participate in the opportunistic resetting of the Fund’s Options Portfolio without undertaking any additional purchases or sales.

As described in “Principal Investment Strategies” and in “Principal Risks,” there are risks associated with an investment in the Fund and there is no guarantee that the Fund will be successful in providing risk-managed investment exposure to the Underlying ETF.

Fund Investments

Principal Investments

FLEX Options

FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over‑the‑counter options positions. Like traditional exchange‑traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX Options in which the Fund will invest are all European style options (options that are exercisable only on the expiration date). The FLEX Options are listed on the Chicago Board Options Exchange.

The Fund will purchase and sell call and put FLEX Options. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the index, in case of an index put option) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the index, in case of an index put option) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the index, in case of an index call option) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the index, in case of an index call option) at a certain defined price.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing.

Non-Principal Investments

Cash Equivalents and Short-Term Investments

The Fund may invest in securities with maturities of less than one year or cash equivalents, or it may hold cash. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions.

Traditional Options Contracts

Option contracts on an individual security, such as an ETF, give one party the right to buy or sell the particular security, and another party the obligation to sell or buy that same security. Many options are exchange-traded and are available to investors with set or defined contract terms (standardized options) and are settled through a clearing house and are guaranteed. There are also options contracts that trade “over-the-counter” (“OTC”), which are traded between two private parties, are not standardized and not guaranteed. To the extent the Fund may utilize traditional options contracts, it intends to use standardized listed options.

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s SAI, which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.

Principal Risks

Step-Up Strategy Risk. The Fund seeks to provide risk-managed investment exposure to the Underlying ETF through its step-up investment strategy. There is no guarantee the Fund will be successful in implementing this strategy. In order to provide the Buffer, the Fund’s strategy is subject to maximum potential gains. This maximum potential gain will likely change at each resetting of the Option’s Portfolio. In the event an investor purchases Shares after the FLEX Option contracts were entered into and prior to a step-up or the expiration of such option contracts, there may be little or no ability for that investor to experience an investment gain on their Shares or little or no ability to benefit from the Buffer until the Sub-Adviser rebalances the Fund’s Options Portfolio. There is no guarantee that, at the end of any given month, the Fund will be able to enter into a more advantageous Options Portfolio and implement the step-up mechanism.

In addition, because the value of the Options Portfolio does not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction) there may be periods of time in which the Fund’s NAV underperforms the price return of the Underlying ETF. In this situation, if the Sub-Adviser rebalances the Options Portfolio prior to its one-year expiration in accordance with the step-up strategy, the Fund may have underperformed the Underlying ETF for that period of time. Similarly, the Sub-Adviser may elect to reset the Fund’s Options Portfolio at a point in time in which the Fund has utilized all or a portion of its Buffer. While this will provide shareholders with the potential of an additional Buffer, the Options Portfolio would simultaneously reset its maximum gain potential and could lower the Fund’s upside performance potential over certain time periods.

Buffer Risk. There can be no guarantee that the Fund will be successful in providing the power Buffer. A shareholder may lose their entire investment. The Buffer is provided at the expiration of the options contracts. Any interim losses experienced by the Underlying ETF may be experienced by the Fund and its shareholders. Because the Options Portfolio provides a Buffer against the first 15% of Underlying ETF losses only for the duration of the one-year term of the options contract, it is possible that, during the term of any Options Portfolio, shareholders will realize some losses on initial price decreases of the Underlying ETF of less than 15%. These potential losses are possible even if a shareholder remained in the Fund for a one-year period after an Options Portfolio was established, as it is likely that the Options Portfolio will reset during that time. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

FLEX Options Risk. The Fund will utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in the Underlying ETF’s share price, changes in interest rates, changes in the actual and implied volatility of the Underlying ETF and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as the Underlying ETF’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of an Underlying ETF.

Clearing Member Default Risk. Transactions in some types of derivatives are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Underlying ETF Risk. The Fund will have exposure to an ETF that tracks the performance of the S&P 500® Index through its usage in FLEX Options. Because the value of the FLEX Options held by the Fund are based on the value of the Underlying ETF, the Fund’s investment performance largely depends on the investment performance and associated risks of the Underlying ETF. An Underlying ETF is subject to many of the same structural risks as the Fund that are described in more detail herein, such as Authorized Participant Concentration Risk, Equity Securities Risk, Fluctuation of Net Asset Value Risk, Information Technology Companies Risk, Large Capitalization Companies Risk, Market Maker Risk, Market Risk, Operational Risk and Trading Issues Risk.

Information Technology Companies Risk. The Underlying ETF invests significantly in information technology companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Information technology companies produce and provide hardware, software and information technology systems and services. Information technology companies are generally subject to the following risks: rapidly changing technologies and existing produce obsolescence; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions and new market entrants. Information technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Information technology company stocks, particularly those involved with the internet, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. In addition, information technology companies are particularly vulnerable to federal, state and local government regulation, and competition and consolidation, both domestically and internationally, including competition from foreign competitors with lower production costs. Information technology companies are facing increased government and regulatory scrutiny and may be subject to adverse government or regulatory action. Information technology companies also face competition for services of qualified personnel and heavily rely on patents and intellectual property rights and the ability to enforce such rights to maintain a competitive advantage.

Large Capitalization Companies Risk. The Underlying ETF invests in the securities of large capitalization companies, which results in the Fund having significant exposure to such companies through its exposure to the Underlying ETF by virtue of its usage of FLEX Options. Large capitalization companies may grow at a slower rate and be less able to adapt to changing market conditions than smaller capitalization companies. Thus, the return on investment in securities of large capitalization companies may be less than the return on investment in securities of small and/or mid capitalization companies. The performance of large capitalization companies also tends to trail the overall market during different market cycles.

Equity Securities Risk. The Underlying ETF invests in equity securities, and therefore the Fund has exposure to the equity securities markets due to its investment in FLEX Options that reference the Underlying ETF. Investments in equity securities are subject to market risks that may cause their prices to fluctuate over time. The value of your investment in the Fund is based on the market prices of the securities to which the Underlying ETF has exposure. These prices change daily due to economic and other events that affect particular companies and other issuers or the market as a whole. Historically, the equity markets have moved in cycles so that the value of the Underlying ETF’s equity securities may fluctuate from day-to-day. Individual companies may report poor results or be negatively affected by industry and/or economic trends and developments and the prices of their securities may suffer a decline in response.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. As a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of the Underlying ETF. However, prior to the expiration date, the value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of the Underlying ETF. The value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of the Underlying ETF, among others. The value of the FLEX Options held by the Fund typically do not increase or decrease at the same level as the Underlying ETF’s share price on a day-to-day basis due to these factors (although they generally move in the same direction).

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Options in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options.

Upside Participation Risk. There can be no guarantee that the Fund will be successful in its strategy to provide shareholders with a total return that correlates to increases in the price of the Underlying ETF over time. The Fund may realize different returns than the price return of the Underlying ETF until the expiration of the options contracts. In the event the Sub-Adviser resets the Options Portfolio and there is a difference between the NAV performance of the Fund and the price return of the Underlying ETF, such difference would result in a shareholder experiencing different returns than the Underlying ETF.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that the Fund will meet its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV. The outbreak of the respiratory disease designated as “COVID-19,” which was first detected in late 2019, resulted in significant disruptions to business operations, customer activity and service capabilities for companies throughout the world. The COVID-19 pandemic also greatly increased market volatility. Many countries continue to react to the COVID-19 pandemic through prevention measures and government intervention, including restrictions on travel and business operations. These measures, along with the general uncertainty caused by this pandemic, emerging variants, and the efficacy of vaccines, have resulted in a decline in consumer demand, disruptions to healthcare systems and the supply chain, ratings downgrades, defaults and has imposed significant costs on governmental and business entities. Certain markets have experienced temporary closures, extreme volatility, reduced liquidity, severe losses and increased trading costs, all of which could negatively impact the Fund. The future potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The Fund may be unable to recover its investment from the counterparty or may obtain a limited and/or delayed recovery. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform the Underlying ETF and/or the S&P 500® Index. The underperformance may be a result of management risk or the implementation of the Fund’s investment strategy.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s FLEX Options may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities, including certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s investment adviser (employing the fair value procedures adopted by the Board) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, human error in the implementation of the Fund’s investment strategy, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its investment adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Authorized Participant Concentration Risk. Only an AP may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem “Creation Units” (a large number of a specified number of Shares), Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Fluctuation of Net Asset Value Risk. The Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market price may be at, above or below the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the fund will generally cause such fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute gains that arise by virtue of creations and redemptions being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub-Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Yin Bhuyan serve as the Fund’s portfolio managers.

●

Robert T. Cummings, Principal and Director of Global Trading at Milliman.  Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

●

Yin Bhuyan, Associate – ETF Portfolio Management Team at Milliman. Ms. Bhuyan has more than 10 years of experience in capital markets. Prior to joining Milliman, Yin traded in the S&P options pit at CBOE. She has served both as a market maker and a portfolio manager. Her former experience is in risk management and volatility arbitrage. Yin’s current primary focus had been in managing Defined Outcome ETFs and Index tracking ETFs.

For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s statement of additional information. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the statement of additional information.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.___% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b‑1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub‑advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s next Semi-Annual Report to shareholders for the fiscal period ended April 30, 2022.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to the Sub-Adviser or the Investment Sub-Advisory Agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to the Sub-Adviser or the Investment Sub-Advisory Agreement within 90 days of the change.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units, and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book‑entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•         Your Fund makes distributions,

•         You sell your Shares listed on the Exchange, and

•         You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distributions tests. The Fund intends to treat any income that it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the FLEX Options

The Fund’s investments in offsetting positions with respect to the Underlying ETF may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

The FLEX Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that the positions held by the Fund will be subject to Section 1256, which means that the positions will not be marked to market, but the positions will be subject to the straddle rules.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the Shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the statement of additional information for more information.

Distributor

Foreside Fund Services, LLC (the “Distributor”) serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

FLEX Options listed on an exchange (e.g., Cboe) will typically be valued at a model-based price provided by the exchange at the official close of that exchange’s trading day. However, when the Fund’s option has a same-day market trading price, this same-day market trading price will be used for FLEX Option values instead of the exchange’s model-based price. If the exchange on which the option is traded is unable to provide a model price, model-based FLEX Options prices will additionally be provided by a backup third-party pricing provider. In selecting the model prices, the Sub-Adviser may provide a review of the calculation of model prices provided by each vendor, and may note to such vendors of any data errors observed, or where an underlying component value of the model pricing package may be missing or incorrect, prior to publication by the vendor of the model pricing to the Fund Accounting Agent for purposes of that day’s NAV. If either pricing vendor is not available to provide a model price for that day, the value of a FLEX option will be determined by the Pricing Committee (as defined below) in accordance with the Valuation Procedures (as defined below). In instances where in the same trading day, a particular FLEX Option is represented in an all-cash basket (either a creation unit or redemption unit), as well as in an in-kind basket (either a creation unit or a redemption unit), for valuation purposes that trading day the Fund will default to use the trade price for both instances, rather than the model price otherwise available for the in-kind transaction.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the over-the-counter market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued at the mean of their most recent bid and asked price, if available, and otherwise at their closing bid price. OTC options and futures contracts are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. The SEC adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. The Fund is required to comply with the conditions of Rule 12d1-4, which allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act.

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information is therefore not available.

Innovator Power Buffer Step-Up Strategy ETF

For more detailed information on the Fund, several additional sources of information are available to you. The Statement of Additional Information, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi‑annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent Statement of Additional Information, annual or semi‑annual reports and certain other information are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll‑free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the Statement of Additional Information and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the Securities and Exchange Commission (the “SEC”). Information on the SEC’s website is free of charge. Visit the SEC’s on‑line EDGAR database at http://www.sec.gov or in person at the SEC’s Public Reference Room in Washington, D.C., or call the SEC at (202) 551‑8090 for information on the Public Reference Room. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549‑1520 or by sending an electronic request to publicinfo@sec.gov.

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